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18005955

SEC

SEC
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Section
FEB 28 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Spring Valley Road, Suite 522
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen M. Woodliff 972-663-6552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expwy, Ste. 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred R. Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. WOODLIFF
Notary Public, State of Texas
Comm. Expires 05-19-2019
Notary ID 124565140

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Municipal Capital Markets Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP
Dallas, Texas
February 27, 2018

We have served as the Company's auditor since 2016.

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents Deposit with clearing broker-dealer	$	564,567
Other receivables		100,114
Office equipment, net of accumulated depreciation of $89,395		15,200
Goodwill		7,979
Other assets		391,000
		11,741
Total Assets	$	1,090,601

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	29,021
Commissions payable		6,188
Payable to clearing broker		2,420
Total Liabilities		37,629
Stockholders' Equity		
Common stock - authorized 200,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding		1,049
Treasury stock, 30,000 shares at par value		(300)
Additional paid-in capital		827,819
Retained earnings		224,404
Total Stockholders' Equity		1,052,972
Total Liabilities and Stockholders' Equity	$	1,090,601

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year December 31, 2017

Revenues		
Underwriting income, net of expenses of $427,494	$	1,291,556
Financial advisory services		1,247,869
Revenue from the sale of investment company shares		182,772
Interest income		859
Other income		32,945
Total Revenues		2,756,001
Expenses		
Commissions, salary, and benefits		2,189,470
Brokerage and clearance fees		21,100
Communications		34,242
Occupancy and equipment costs		117,205
Promotional costs		3,465
Data processing costs		32,029
Regulatory fees and expenses		36,265
Other		223,293
Total Expenses		2,657,069
Income before income taxes		98,932
State income tax expenses		4,234
Net Income	$	94,698

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Shares Issued	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2016	104,903	$ 1,049	$ (300)	$ 827,819	$ 329,706	$ 1,158,274
Capital distributions	-	-	-	-	(200,000)	(200,000)
Net income	-	-	-	-	94,698	94,698
Balances at December 31, 2017	104,903	$ 1,049	$ (300)	$ 827,819	$ 224,404	$ 1,052,972

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	94,698
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,368
Loss on disposal of furniture and equipment		140
Changes in operating assets and liabilities:		
Increase in other receivables		(6,266)
Increase in deposit with clearing broker		(94)
Increase in other assets		(3,239)
Decrease in accounts payable and accrued expenses		(52,028)
Decrease in commissions payable		(168,402)
Increase in payable to clearing broker		1,350
Net cash provided (used) by operating activities		(129,473)
Cash flows from investing activities		
Purchase of furniture and equipment		(2,869)
Net cash provided (used) by investing activities		(2,869)
Cash flows from financing activities		
Capital distributions		(200,000)
Net cash provided (used) by financing activities		(200,000)
Net decrease in cash and equivalents		(332,342)
Cash and equivalents at beginning of year		896,909
Cash and equivalents at end of year	$	564,567
Supplemental schedule of cash flow information		
Cash paid during the year for:		
Income taxes	$	7,395

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Notes to Financial Statements
December 31, 2017

Note 1 - Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemption provision of SEC Rule 15c3-3(k)(2)(ii). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. The Company generally makes distributions to its stockholders each year to cover their personal income tax liabilities that arise from their share of the Company's taxable income.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities.

Other Receivables

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit based on guidance in U.S. Generally Accepted Accounting Principles ("GAAP").

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If the qualitative evaluation

indicates a possibility of impairment, the Company is required to go to the next step and determine the fair value of the reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assts. The impairment is measured by comparing the implied fair value of the Company goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on a qualitative evaluation about the likelihood of goodwill impairment, the Company determined that goodwill impairment was not likely at December 31, 2017. Accordingly, no calculation of fair value was performed at year end.

Underwriting, Advisory, and Consulting Income

Underwriting income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Advisory and consulting income includes fees earned from providing financial advisory services. Underwriting, advisory, and consulting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, Minnesota state income taxes, and New York state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of approximately $627,052 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits.

Note 3 - Operating Leases

The Company leases office space under non-cancellable operating leases expiring between May 2020 and July 2021. At December 31, 2017, minimum future rental payments under leases with initial lease terms of greater than one year are as follows:

Year Ending December 31,	Minimum Rentals
2018	106,964
2019	108,280
2020	86,671
2021	41,454
	$ 343,369

Rent expense under all leases was approximately $100,055 for the year ended December 31, 2017.

Note 4 - Off-Balance Sheet and Concentration Credit Risks

The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The company believes the likelihood of loss under these circumstances is remote.

The Company's financial advisory services may be concentrated in a few transactions in a given year. However, the Company is not dependent on any one client or group of clients from year to year.

The Company at times may have cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses and believes the institution is of high credit quality.

Note 5 - Related Party Transactions

The Company paid expense reimbursements of $229,950 for the year ended December 31, 2017 to a company owned by a shareholder.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,052,972
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		1,052,972
Deductions and/or charges:		
Other receivables	$ 15,200	
Office equipment, net	7,979	
Goodwill	391,000	
Other assets	11,741	(425,920)
Net capital before haircuts on securities positions		627,052
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital		$ 627,052

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 29,021
Commission payable	6,188
Payable to clearing broker	2,420
Total aggregate indebtedness	$ 37,629

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness	$	2,509
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
Net capital requirement (greater of above two minimum requirement amounts)	$	100,000
Net capital in excess of required minimum	$	527,052
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	507,052
Ratio: Aggregate indebtedness to net capital		.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A-5 Part II FOCUS Report filing as of the same date.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Municipal Capital Markets Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Municipal Capital Markets Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Municipal Capital Markets Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provision) and (2) Municipal Capital Markets Group, Inc. stated that Municipal Capital Markets Group, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Municipal Capital Markets Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Municipal Capital Markets Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2018

Municipal Capital Markets Group, Inc.'s Exemption Report

Municipal Capital Markets Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Municipal Capital Markets Group, Inc.

I, Fred R. Cornwall, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________
President

February 20, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Municipal Capital Markets Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Municipal Capital Markets Group, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Municipal Capital Markets Group, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 27, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2610*********************MIXED AADC 220
53038 FINRA DEC
MUNICIPAL CAPITAL MARKETS GROUP INC
5220 SPRING VALLEY RD STE 522
DALLAS, TX 75254-2464

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Woodliff 9726636652

2. A. General Assessment (item 2e from page 2)		$ 3,860
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/24/2017 Date Paid		(1,341)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2,519
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Municipal Capital Markets Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26TH day of February, 2018.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,756,001
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	∅
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	182,773
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	182,773
2d. SIPC Net Operating Revenues	$ 2,573,228
2e. General Assessment @ .0015	$ 3,860
	(to page 1, line 2.A.)